GulfMark Offshore
Announces Six Vessel,
$140 Million New Build Program

     November 14, 2005- Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced it has reached an agreement to build six new 10,700 BHP Anchor Handling, Tug Supply (AHTS) vessels for a total cost of approximately $140 million. The vessels are of a new design developed with the builder and incorporate Dynamic Positioning 2 (DP-2certification) and have a large carrying capacity anticipated to be in excess of 2,700 tons. Keppel Singmarine Pte, Ltd. will build the vessels in Southeast Asia with the first vessel to be delivered in the third quarter of 2007 followed by one each quarter thereafter until the final delivery in the third quarter of 2008. Construction costs related to this program will be funded from cash flow from operations supplemented as necessary by the Company's existing credit facilities.

     Bruce Streeter, President and Chief Operating Officer of the Company, commented: "These vessels are the culmination of over 18 months of planning and are designed to respond to the growing demand created by increased oil and natural gas development activities as well as the new construction of drilling rigs. The timing of our new vessel deliveries is scheduled to coincide with the completion dates for the new construction, high specification jackup and floater rigs that are due to peak in late 2007 through 2008. We have worked with a number of suppliers and the shipyard to optimize capacities as well as flexibility of the vessels, all designed around a safe operating platform. This design incorporates a four engine configuration thus creating the most cost efficient solution for our customers' towing and transportation requirements.

     These vessels are being built to meet the growing demand of our customer base in Southeast Asia and we anticipate many of the vessels will remain in the region. The new vessels, however, are capable of being used in other regions of the world where mid-sized AHTS's are required. These vessels incorporate the knowledge base we have gained over the last decade in building and acquiring over 20 new vessels from European, American and Southeast Asian shipyards and we believe will provide our customers the ultimate efficiency in performing both anchor handling and supply functions. We are also pleased that Keppel Singmarine, who successfully completed our two new vessels that went to Mexico earlier this year, will be building these new ships and we have confidence in their capability to deliver them on time and budget.

     We fully expect that once all of the vessels are delivered they will add approximately $25 million annually in contract EBITDA(1) based on our projections of dayrates and utilization in the region. These vessels, when coupled with the newly delivered Sea Intrepid and its sister vessel due to be delivered in the first half of 2006, will reduce the average age of our fleet in Southeast Asia by

GulfMark Offshore, Inc.
Press Release
November 14, 2005

nearly 40%. Certain of the vessels in this group have equipment specified to meet defined criteria of our customers in the region. These vessels are further examples of our ability to add the capacity and dimension to our business through the timely building of new vessels, attractively priced acquisitions and managed vessels."

     With the addition of these new AHTS's to the fleet, it will bring the fleet of owned vessels to 56 in 2008 when the last vessel is delivered. Without additional changes, at the conclusion of this expansion the fleet would be comprised of 56 owned and 10 managed vessels.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-eight (58) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, and the Americas.

Contact:          Edward A. Guthrie, CFO & Executive Vice President - Finance
                       (713) 963-9522

(1)Contract EBITDA is defined as income (loss) before interest expense, net, income tax provision, overhead, and depreciation and amortization. Contract EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow data, a measure of liquidity or an alternative to income from operations or net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. Contract EBITDA is presented because we believe it is used by security analysts, investors and other interested parties in the evaluation of companies in our industry. However, since contract EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, contract EBITDA as presented may not be comparable to other similarly titled measures of other companies.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.